Exhibit (a)(1)

COMRIT, A foreign PARTNERSHIP, HAS FILED MATERIALS MAKING AN UNSOLICITED TENDER OFFER TO YOU and other stockholders

TO BUY YOUR shares of INLAND INCOME TRUSt common stock.

The price offered by comrit is significantly below

inland income trust’S PUBLISHED NET ASSET VALUE PER SHARE.

the BOARD OF INLAND INCOME TRUST UNANIMOUSLY RECOMMENDS THAT YOU do not sell (TENDER) your shares to comrit.

To reject the offer, simply do not respond to any TENDER offer materials you SEE OR receive.

If you are considering selling your shares to Comrit, please read all the information below

Dear Inland Income Trust Stockholder,

You might have already seen, or you might receive in the near future, materials from Comrit Investments 1, L.P. (“Comrit”) making an unsolicited and opportunistic tender offer to you to purchase up to 1,850,000 shares of common stock of Inland Real Estate Income Trust, Inc. (“Inland Income Trust”) at a price equal to $11.18 per share, which is significantly below Inland Income Trust’s published estimated per-share net asset value of $20.20. Comrit is a foreign partnership, the general partner of which is a foreign private company. Inland Income Trust recommends that you reject Comrit’s offer and wants to make it clear that Comrit is not affiliated with Inland Income Trust or its business manager.

We believe that unsolicited tender offers of this type are often an attempt to profit at your expense. Comrit notes that one secondary market trading platform for non-listed REITs reported trading prices ranging from $18.66 to $20.09 for shares of Inland Income Trust common stock for the period between April 27, 2022 and July 27, 2022.[1] These prices are considerably higher than Comrit’s offer price of $11.18 per share. Comrit’s offer price is also $9.02 less than Inland Income Trust’s current (as of December 31, 2021) estimated per-share net asset value of $20.20 (the “estimated per-share NAV”), which translates to a significant discount of approximately 44%. For more information about the methodologies, assumptions and certain qualifications used to value Inland Income Trust’s assets and liabilities in connection with the calculation of the estimated per-share NAV, see Inland Income Trust’s Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 4, 2022 and Form 8-K/A filed with the SEC on March 7, 2022, which are available free of charge via the SEC’s website at www.sec.gov.

[1] Comrit also notes, and you should keep in mind, that this secondary trading platform, CTT Auctions, is only one of multiple trading platforms for non-traded REITs and, therefore, that its secondary market trading information may be limited. Comrit states that CTT Auctions is an affiliate of Central Trade and Transfer, LLC, which in turn is an affiliate of Orchard Securities, LLC, Member FINRA/SIPC. There is no assurance that you would be able to sell your shares using CTT Auctions or any other secondary trading platform for a price within the range cited or at any price.

INLAND INCOME TRUST’S BOARD OF DIRECTORS (THE “BOARD”) HAS CAREFULLY REVIEWED THE TERMS OF COMRIT’S UNSOLICITED OFFER IN A FILING BY COMRIT WITH THE SEC AND UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS OFFER.

TO REJECT THE OFFER, SIMPLY DO NOT RESPOND TO ANY TENDER OFFER MATERIALS YOU RECEIVE.

Why reject the Comrit Offer?

  Comrit acknowledges that, in establishing the offer price of $11.18 per share, it is motivated to establish the lowest price that might be acceptable to stockholders consistent with Comrit’s stated objective, which is to profit from the ownership of Inland Income Trust shares.
  In Comrit’s offer materials, Comrit reports secondary market trading prices ranging from $18.66 to $20.09 for shares of Inland Income Trust common stock for the period between April 27, 2022 and July 27, 2022.
  Comrit’s offer price is significantly less than the estimated per-share NAV of $20.20.
  In establishing the estimated per-share NAV, the Board took into consideration appraisals of Inland Income Trust’s real estate assets performed by an independent valuation firm in accordance with the valuation guidelines previously established by the Board.
  Comrit states that it has not retained any independent person or organization to evaluate or render any opinion with respect to the fairness of its offer price.
  Comrit is making no representation to you as an Inland Income Trust stockholder as to the fairness of Comrit’s offer price.
  If you sell (tender) your shares, you will no longer have any rights with respect to the shares that you sell, including any appreciation in the value of the common stock or subsequent distributions paid, if any.
  None of Inland Income Trust’s directors, executive officers, subsidiaries or other affiliates intends to sell (tender) their shares of stock to Comrit.

Inland Income Trust encourages you to follow the Board’s recommendation and not sell (tender) your shares to Comrit. If you have already tendered your shares to Comrit or tender them in the future, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to Comrit.

Each stockholder must individually evaluate whether to sell (tender) their shares. The Board suggests stockholders carefully consider all the factors discussed in Comrit’s materials before deciding to tender shares to Comrit. Please consult with your financial or tax advisor when considering Comrit’s offer.

Inland Income Trust has filed a Schedule 14D-9 with the SEC providing additional detail regarding the Board’s recommendation in response to Comrit’s offer. The Schedule 14D-9 is available on the Inland Income Trust website at inland-investments.com/inland-income-trust and the SEC’s website at www.sec.gov.

Any of Comrit’s tender offer materials that Inland Income Trust is required by SEC rules to forward to you will be forwarded at Comrit’s expense. We have not provided access to Comrit to ANY of your personal information or account information.

If you have any questions or need further information about your options, please feel free to contact our Investor Services team at 800-826-8228.

We appreciate your trust in Inland Income Trust and the Board and thank you for your continued support.

Sincerely,

Mitchell A. Sabshon
President and Chief Executive Officer